Schedule A to the
Sub-Advisory Agreement by and between
Exchange Traded Concepts LLC and
 Vident Investment Advisory, LLC

Updated to include
Bernstein US Research Fund (BERN)

Bernstein Global Research Fund (BRGL)

This Schedule A supplements, but does not replace, previously executed versions of Schedule A which govern pricing for other

ETFs under the Sub-Advisory Agreement.

Sub-Advisory Fee. Pursuant to Section 4, the Advisor shall pay the Sub-Advisor compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
Bernstein US Research Fund (BERN)	The greater of:	August 1, 2017
*2.5 bps on first $500 million
*2 bps on next $500 million
*1.5 bps for assets between $1 billion and $3 billion
*1 bp for assets between $3 billion and $5 billion
*0.5 bps for assets in excess of $5 billion or
$15,000 annual minimum
Bernstein Global Research Fund (BRGL)	The greater of:	August 1, 2017
*4.5 bps on first $500 million
*3.5 bps on next $500 million
*2.5 bps for assets between $1 billion and $3 billion
*1.5 bps for assets between $3 billion and $5 billion
*1 bp for assets in excess of $5 billion
Or
$25,000 annual minimum

*	Assets under management (AUM) shall be aggregated across the four REX exchange-traded finds (ETFs) included on this Schedule A.

AGREED AND ACCEPTED:

ADVISER		SUB-ADVISER

EXCHANGE TRADED CONCEPTS LLC		VIDENT INVESTMENT ADVISORY, LLC

By:	/s/ Garrett J. Stevens	By:	/s/ Denise Krisko

Name:	Garrett J. Stevens	Name:	Denise Krisko

Title:	Chief Executive Officer	Title:	President

Date:	7-20-17	Date:	7-21-17